UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated October 18, 2007

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES THIRD QUARTER 2007 VOLUMES

(Santiago, Chile, October 18, 2007) – CCU (NYSE: CU) reported today preliminary third quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Third Quarter		Year to Date 2007
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,006,883	3.2%	3,339,192	4.0%
Soft Drinks	809,842	2.6%	2,515,852	3.2%
Nectars	164,275	15.8%	475,854	22.5%
Mineral Waters	203,675	-7.7%	764,601	-5.1%
Wine – Domestic	152,520	10.1%	374,899	7.0%
Wine – Export[1]	107,441	10.1%	289,283	7.0%
Spirits	65,440	6.0%	156,970	6.6%
Total Chile[2]	2,510,075	3.5%	7,916,652	4.0%

Argentina:
Beer	537,375	7.7%	1,775,856	12.9%
Wine1-3	14,484	17.9%	37,342	23.2%
Total Argentina	551,859	7.9%	1,813,198	13.1%
TOTAL	3,061,934	4.3%	9,729,850	5.6%

CCU plans to release its consolidated third quarter results by the end of October.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

1 Does not include bulk wine sales.
2 Does not include confectionery sales volume.
3 Includes domestic and export sales volume.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Compañía Cervecerías Unidas S.A.

     (United Breweries Company, Inc.)

/s/ Ricardo Reyes

        Chief Financial Officer

Date: October 18, 2007